UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

(Amendment No. 2)

SRI/SURGICAL EXPRESS, INC.

(Name of Subject Company)

SHM ACQUISITION, INC.

(Offeror)

SYNERGY HEALTH US HOLDINGS LIMITED

(Parent of Offeror)

(Names of Filing Persons)

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

78464W104

(CUSIP Number of Class of Securities)

Gavin Hill

Group Finance Director

Synergy Health

Ground Floor Stella, Windmill Hill Business Park

Whitehill Way, Swindon, SN5 6NX, United Kingdom

Telephone: 011-44-1793 891-880

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Jonathan Klein

DLA Piper LLP (US)

1251 Avenue of the Americas

New York, New York 10020-1104

Telephone: (212) 335-4500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$24,011,253.60	$2,751.69

*	The transaction valuation is an estimate calculated solely for the purposes of determining the amount of the filing fee in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The maximum transaction valuation is calculated by multiplying $3.70, the per share tender offer price, by 6,489,528 shares of common stock of SRI/Surgical Express, Inc. issued and outstanding as of June 6, 2012 (excluding 13,600 shares issued as restricted stock).

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.00011460.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,751.69.	Filing Party: Synergy Health US Holdings Ltd.
Form or Registration No.: Schedule TO-T.	Date Filed: June 13, 2012.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 13, 2012 (together with any amendments and supplements thereto, the “Schedule TO”) by Synergy Health US Holdings Limited (“Parent”), a private limited company incorporated in England and Wales, and SHM Acquisition, Inc. (“Purchaser”), a Florida corporation and a wholly-owned, direct subsidiary of Parent. This Schedule TO relates to the tender offer by Purchaser for all of the issued and outstanding shares of common stock, par value $0.001 per share, of SRI/Surgical Express, Inc. (“SRI”), a Florida corporation, and the associated stock purchase rights distributed to SRI’s shareholders pursuant to the Rights Agreement, dated as of November 5, 2010, between SRI and Registrar and Transfer Company, as amended (collectively with such shares of common stock, the “Shares”) at a purchase price of $3.70 per Share, in cash, net to the seller, without interest and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated June 13, 2012 (as it may be amended or supplemented, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal”, and together with the Offer to Purchase, the “Offer”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

As permitted by General Instruction F to Schedule TO, the information set forth in the Schedule TO, as amended by this Amendment, including all appendices, schedules, exhibits and annexes hereto and thereto, is hereby expressly incorporated by reference herein in response to Items 1 through 12 of the Schedule TO. You should read this Amendment together with the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals”, incorporated by reference into Section (a)(5) of Item 11 of the Schedule TO, is hereby amended and supplemented by inserting after the last paragraph thereof the following:

“Legal Proceedings. On June 19, 2012, the Purchaser became aware of a purported class action lawsuit filed on June 13, 2012 in the Circuit Court of the Thirteenth Judicial Circuit in and for Hillsborough County, Florida, captioned Patrick McDermott v. Charles Federico, et al. (Uniform Case No. 292012CA009741A001HC) against SRI, the members of the SRI Board, and Purchaser. The plaintiff in this action purports to sue on behalf of a class of shareholders of SRI and alleges breach of fiduciary duty against the individual defendants because, among other reasons, in connection with the Transactions they (i) failed to take steps to maximize the value of SRI to its public shareholders and took steps to avoid competitive bidding, and (ii) failed to properly value SRI. The suit further alleges that Purchaser and SRI, together with Parent and Synergy Health plc (as related non-parties), aided and abetted the alleged wrongful acts of the individual defendants. The suit seeks, among others, injunctive relief and attorney’s fees and costs.

Purchaser and Parent believe that the Patrick McDermott suit is without merit and anticipate that they will vigorously defend against such action.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SHM ACQUISITION, INC.

By:	/s/ Richard Steeves
Name:	Richard Steeves
Title:	Chief Executive Officer

SYNERGY HEALTH US HOLDINGS LIMITED

By:	/s/ Richard Steeves
Name:	Richard Steeves
Title:	Director

Date: June 20, 2012

EXHIBITS INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 13, 2012.*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Joint Press Release issued by SRI and Parent, dated June 7, 2012 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed by Purchaser and Parent with the SEC on June 7, 2012).*

(a)(5)(B)	Press Release issued by Synergy Health plc in compliance with London Stock Exchange requirements, dated June 7, 2012 (incorporated by reference to Exhibit 99.2 of the Schedule TO-C filed by Purchaser and Parent with the SEC on June 7, 2012).*

(a)(5)(C)	Joint Press Release issued by Parent and SRI, dated June 13, 2012.*

(a)(5)(D)	Press Release issued by Synergy Health plc in compliance with London Stock Exchange requirements, dated June 14, 2012.*

(b)	Not applicable.

(d)(A)	Agreement and Plan of Merger dated as of June 6, 2012 among Parent, Purchaser, SRI and, solely for purposes of Section 3.5, Article IV and Article IX thereof, Synergy Health plc (incorporated by reference to Annex A to the Offer to Purchase).*

(d)(B)	Non-Disclosure Agreement dated October 10, 2011 between Synergy Health plc and SRI (incorporated by reference to Exhibit (e)(3) of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by SRI with the SEC on June 13, 2012).*

(d)(C)	Amendment to Rights Agreement, dated as of June 6, 2012, by and between SRI and Registrar and Transfer Company (incorporated by reference to Exhibit 4.1 of the Form 8-K filed by SRI with the SEC on June 7, 2012)*

(d)(D)	Form of Shareholder Tender Agreement (incorporated by reference to Exhibit 10.1 of the Form 8-K filed by SRI with the SEC on June 7, 2012).*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

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